June 15, 2022

Division of Corporation Finance

Office of Energy & Transportation

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Plains GP Holdings, L.P.
Form 10-K for Fiscal Year Ended December 31, 2021
Filed March 1, 2022
File No. 001-36132

Dear Ms. Majmudar and Ms. Dorin:

Plains GP Holdings, L.P. (the “Company,” “we” or “our”) acknowledges receipt of the letter dated June 8, 2022 containing comments of the staff of the Division of Corporation Finance Office of Energy & Transportation (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Form 10-K for Fiscal Year Ended December 31, 2021, File No. 001-36132, filed with the Commission on March 1, 2022 (the “Comment Letter”).

The Comment Letter requests that we respond to the Staff’s comments within ten business days or advise the Staff when we will provide the Staff with our responses. We respectfully request an extension of time to respond to the Comment Letter so that we can devote appropriate time and resources to consider the Staff’s comments and to complete our responses. We expect to provide our responses to the Comment Letter no later than July 8, 2022.

*        *        *        *        *

Securities and Exchange Commission
June 15, 2022

Please contact Alan Beck of Vinson & Elkins L.L.P. at (713) 758-3638 if you have any questions with respect to the foregoing.

Very truly yours,

PLAINS GP HOLDINGS, L.P.

By: PAA GP Holdings LLC, its general partner

By:	/s/ Richard McGee
Name:	Richard McGee
Title:	Executive Vice President

cc:	Ann F. Gullion, Plains GP Holdings, L.P.
David P. Oelman, Vinson & Elkins L.L.P.